FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   __X__   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes **_____**   No __X__

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2005   KERZNER INTERNATIONAL LIMITED

                                               By: /s/John R. Allison
                                               Name: John R. Allison
                                               Title: Executive Vice President
                                                            Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on June 1, 2005 — Kerzner Announces Executive Transition For Bahamas Business

Exhibit 99(1)



FROM: Kerzner International Limited

The Bahamas

Investor Contact: Omar Palacios

Tel: +1.242.363.6018

Media Contact: Lauren Snyder

Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES EXECUTIVE TRANSITION
FOR BAHAMAS BUSINESS

George Markantonis to Succeed Paul O'Neil as
President/Managing Director of Kerzner International Bahamas

PARADISE ISLAND, The Bahamas, June 1, 2005 - Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced the succession plan for the Bahamas business in response to the retirement of President/Managing Director Paul O'Neil. George Markantonis, who joined the Company as President/Managing Director of Atlantis, The Palm, Dubai in February 2004, will succeed Mr. O'Neil, who will officially leave his post in early 2006. Mr. Markantonis will assume his new position in September 2005 and will report directly to Howard Karawan, President/Managing Director of the Company's Destination Resorts business. Mr. Markantonis will be based in The Bahamas.

Butch Kerzner, CEO of the Company, commented, "From the beginning of his tenure with the Company, Paul O'Neil made clear his plan to retire in 2006. His leadership and outstanding team have enabled the growth of our Paradise Island business over the past five and a half years. Based upon Paul's desires and the progress of our Phase III expansion project, this is an ideal time to begin the transition to George's leadership of our Bahamian businesses. While we can never replace Paul, we are very fortunate that we have an executive within the Kerzner family whom we all believe is the ideal successor. We are pleased to have a person with George's extensive background in hotels and destination resorts to take on this major responsibility."

Since joining the Company, Mr. Markantonis has played a key role in the planning and development of Atlantis, The Palm, Dubai, the destination resort and vast water-theme park that will extend the Atlantis brand into one of the fastest growing tourist destinations in the world. With Mr. Markantonis's promotion and move to The Bahamas, continued development of Atlantis, The Palm, Dubai will be handled by Alan Leibman, President/Managing Director of Kerzner's destination resort casino development, Mazagan, in El Jadida, Morocco. Prior to joining the Company, Mr. Markantonis was Senior Vice President of Hotel Operations for Caesars Palace in Las Vegas, where he held overall responsibility for day-to-day operations of the 2,500-room, 80-acre luxury resort.

Howard Karawan noted, "This is a very exciting time for the Company, especially for the Paradise Island businesses. Construction of Marina Village at Atlantis, a 65,000 square foot project including four new restaurants and retail space around the Atlantis Marina, is well underway and nearing completion. We have recently begun construction of the expanded water theme park and planning for the remaining elements of the Phase III development is reaching an advanced stage. It was paramount for us to ensure a strong succession plan, and Paul's legacy of leadership combined with George's background and experience will be a tremendous asset to the Paradise Island operations."

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.